ADVISORY AGREEMENT

This advisory agreement (this "Agreement" or the "Advisory Agreement"), made this 30th day of November, 2012 (the "Effective Date"), between **FlatWorld Capital LLC** ("FlatWorld" or the "Advisor"), a Delaware limited liability company with its principal place of business at 220 East 42nd Street, 29th Floor, New York, NY 10017 and **Las Vegas Railway Express, Inc.,** with its principal place of business at 6650 Via Austi Parkway, Suite 170, Las Vegas, NV 89119 ("LVRE" and collectively with FlatWorld, the "Party" or "Parties").

PREAMBLE

Contemporaneous with the execution and delivery of this Advisory Agreement, LVRE and FlatWorld have entered into a separate subscription agreement and closed as of the date of the Advisory Agreement's execution, on the investment by FlatWorld in seven Common Stock Purchase Warrants (the "Warrants") issued by LVRE, exercisable into shares (the "Warrant Shares") of LVRE common stock. FlatWorld, thus having a financial interest in LVRE and the value of its common stock, has agreed to assume the Responsibilities described in this Agreement in order to assist, to the extent possible, LVRE in achieving its business objectives, thereby enhancing the value of the Warrant Shares.

NOW THEREFORE, in consideration of mutual covenants and promises and other good and valuable consideration, receipt and sufficiency acknowledged, the Parties agree as follows:

1. Advisor's Responsibilities. The Advisor will use its commercially reasonable best efforts to undertake, on request and on a non-exclusive basis, the financial advisory and consulting responsibilities (the "Responsibilities") identified in **Exhibit A** for the benefit of LVRE.

2. Reimbursement of Expenses. LVRE shall reimburse the Advisor for all reasonable and necessary expenses incurred or paid by the Advisor in connection with, or related to, the performance of its responsibilities under this Agreement. The Advisor shall submit itemized statements of expenses in satisfactory form and LVRE shall pay the amounts shown on each such statement within 30 days after receipt. Fees and expenses shall be wired to the Advisor's bank account in same day funds as follows:

Chase Bank USA
405 Lexington Avenue
New York, NY 10174
SWIFT: CHASUS33
ABA: 021000021
Account #: 913865119
Account Name: FlatWorld Capital LLC

3. <u>Term</u>. The term (the "Term") of the Agreement shall continue until the third anniversary of the Effective Date and shall not be terminated until its term has expired. It will continue on a calendar year-to-year basis thereafter unless terminated by notice from FlatWorld or LVRE given at least 60 days prior to the scheduled date of termination.

4. <u>Independent Advisor Status</u>. The Advisor shall perform all services under the Agreement as an independent contractor and not as an employee or agent of LVRE. Without limiting the generality of the foregoing, neither the Advisor nor its affiliates shall be entitled to any benefits, coverage or privileges, including, without limitation, social security, unemployment, medical or pension payments, made available to employees of LVRE and they, each and all shall have no claim against LVRE hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits or employee benefits of any kind.

5. <u>Indemnification</u>.

   5.1. GENERAL. The Company agrees to indemnify, reimburse, and hold harmless the Advisor, (the "Indemnitee") from and against all claims, damages, losses, liabilities, demands, suits, judgments, causes of action, civil and criminal proceedings, penalties, fines, and other sanctions, and any reasonable attorney fees and other reasonable costs and expenses, arising or imposed on such other party (collectively "Claims"), relating to or arising in any manner out of:

      5.1.1. this Agreement or the breach of any representation, warranty, or covenant made the Company under this Agreement; or

      5.1.2. any issuance, offering, or sale of securities of the Company; or

      5.1.3. any information provided by the Company; or

      5.1.4. any transaction, approval, or document contemplated by the Agreement.

   The parties hereto intend that this Agreement shall provide for indemnification in excess of that expressly provided for by statute, including but not limited to, any indemnification provided by the Company's articles of incorporation, its bylaws, a vote of its shareholders or disinterested directors, or applicable law.

   5.2. MANDATORY INDEMNIFICATION. Notwithstanding any other provision of this Agreement, to the extent that the Indemnitee has been successful on the merits in defense of any proceeding relating in whole or in part to an indemnifiable event or in defense of any issue or matter in such proceeding, the Indemnitee shall be indemnified against all reasonable expenses incurred in connection with such whole or part, as the case may be.

   5.3. PARTIAL INDEMNIFICATION. If the Indemnitee is entitled under any provision of this Agreement to indemnification by a party for a portion of expenses, but not for the total amount of expenses, that party shall indemnify the Indemnitee for the portion to which the Indemnitee is entitled.

5.4. INDEMNIFICATION PAYMENT. The Indemnitee shall receive indemnification of expenses in accordance with this Agreement as soon as practicable after the Indemnitee has made written demand for indemnification. If the Indemnitee has not received full indemnification within thirty (30) days after making a demand in accordance with the terms hereof, the Indemnitee shall have the right to enforce its indemnification rights under this Agreement by commencing arbitration per the terms of this Agreement seeking an initial determination. The remedy provided for in this Section shall be in addition to any other remedies available to the Indemnitee in law or equity.

5.5. CONSENT. A party shall not settle any proceeding in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent, not to be unreasonable withheld. A party at fault shall not be liable to indemnify the Indemnitee under this Agreement with regard to any judicial award if the party at fault was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action; however, the party's liability under this Agreement shall not be excused if participation in the proceeding by the party was barred by this Agreement.

5.6. DEFENSE. In the event of any controversy or claim arising out of this Agreement or the breach of the Agreement for which indemnification is available, the Indemnitee may tender a defense to the Company, which hereby agrees to promptly evaluate such defense. If the Company agrees to defend against such controversy or claim, the Indemnitee shall notify the party at fault within thirty (30) days of the Indemnitee's receipt of any written instrument or pleading relating to any such controversy or claim arising out of this Agreement or the breach of this Agreement. If timely acceptance of tender is not forthcoming, the Indemnitee may, at the expense of the Company, retain its own counsel and the party at fault is not released of its obligations to otherwise indemnify the Indemnitee.

6. Term. During the Term, neither FlatWorld nor any of its Affiliate will trade, either buying or selling, in any securities issued by LVRE, whether in a private transaction or on a public stock exchange, other than (i) between Affiliates or (ii) in compliance with all applicable insider trading rules under U.S. Federal and State securities laws.

7. Notices. All notices required or permitted under the Agreement shall be in writing and shall be deemed effective upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, postage prepaid, addressed to the other Party at the address shown above, or at such other address or addresses as either Party shall designate to the other in accordance with this Section 6 or upon delivery by facsimile or electronic mail,

deemed effective upon receipt.

8. <u>Choice of Law and Forum</u>. The Agreement shall be construed under and governed in all respects by the laws of the State of Nevada without regard to the application of principles of conflicts of laws. The Parties hereby agree to submit to the non-exclusive personal jurisdiction of the federal and state courts located in the city of Las Vegas, Nevada, and courts with appellate jurisdiction therefrom, and further agree that venue in Las Vegas, Nevada is proper and convenient.

9. <u>Successors and Assigns</u>. The Agreement shall be binding upon, and inure to the benefit of the Parties and their respective permitted successors and assigns. The obligations of the Advisor shall not be assigned by it without LVRE's consent except in the case of an Affiliate, defined as a person controlled by, controlling or under common control with the Advisor or a successor to the Advisor's business by merger, asset sale, consolidation or acquisition of working control.

10. <u>No Waiver</u>. No waiver by any Party of any provision or breach of the Agreement shall constitute a waiver by such Party of any other provision or breach, and no such waiver shall be effective unless made in writing and signed by an authorized representative of the Party against whom waiver is sought. Either Party's consent to or approval of any act of the other Party shall not be deemed to render unnecessary the obtaining of that Party's consent to or approval of any subsequent act by the other Party.

11. <u>Information</u>. Subject to FlatWorld's execution of the attached non disclosure agreement, the requests by FlatWorld for information or verbal exchange will be facilitated by LVRE and all Parties will proceed on an expedited basis to complete the same.

12. <u>Miscellaneous</u>. If any provision of the Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be impaired. The Agreement may be signed in counterparts, each and every one of which shall be deemed an original. Facsimile and electronic signatures shall be treated as original signatures.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year set forth above.

FLATWORLD CAPITAL LLC

By:
_____
Gilbert H. Lamphere

By:
_____
Raj Gupta

By:
_____
Jeffrey A. Valenty

LAS VEGAS RAILWAY EXPRESS, INC.

By: _____
Michael A. Barron
CEO

EXHIBIT A

The Advisor shall, upon request and consistent in its reasonable judgment with its role as a private equity investor and its other activities and responsibilities, undertake the following responsibilities for LVRE. The time commitment required may increase or decrease depending upon the specific activities undertaken by the Company during a particular time. The services may include priority travel at agreed times and dates.

- Strategic planning

- Capital markets strategy

- Advice on financings, placements, and working with small and large institutional investors, both publicly and privately

- Advice on legal, investment bank and commercial banking choices, introduction to the same and working with the same

- Public relations choice of advisor and oversight

- Oversight of all advisors

- Outside advisors' compensation arrangements

- Providing organizational due diligence on LVRE

- Personnel compensation policy

- Advice on potential acquisitions and other investments